02022369

...ATES
...NGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 50654

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

RECEIVED JUN 06 2002 154

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Stannard Financial Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

504 East Main
(No. and Street)

Pipestone, Minnesota 56164
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Morgan (507)-825-4300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meulebroeck, Taubert & Co., PLLP
(Name — *if individual, state last, first, middle name*)

216 East Main, PO Box 707, Pipestone, MN 56164
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Taubert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stannard Financial Services, LLC, as of December 31, 19XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

JOLEAN GREENHOFF
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2005

Matth Taubert
Signature

Partner
Title

JoLean Greenhoff
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NET CAPITAL COMPUTATION
DECEMBER 31, 2001 AND 2000

	2001	2000
Total Assets	98,500	111,312
Total Liabilities	2,771	6,849
Net Capital	95,729	104,463
Adjustments:		
Property and Equipment	(10,167)	(7,405)
Other Assets	(49,447)	(78,063)
Prepaid Assets	(6,137)	
Total Adjustments	(65,751)	(85,468)
Adjusted Net Capital	29,978	18,995
Required Net Capital	5,000	5,000
Excess Net Capital	24,978	13,995

No material differences were noted between Net Capital Computation and Focus Report, Form X-17A-5.

STANNARD FINANCIAL SERVICES, LLC

SEC MAIL PROCESSING
RECEIVED
JUN 06 2002
WASH, D.C. 154 SECTION

May 28, 2002

To Whom It May Concern:

Enclosed you will find a revised Schedule 1 to the Annual Audited Report for Stannard Financial Services, LLC.

The Accountant missed some prepaid expenses resulting in a difference in the Adjusted Net Capital of the firm. I have requested the correction of this schedule and ask that you file this in the place of Schedule 1 in our Audited Financial Report contained in your files.

If you have any questions, feel free to call me.

Sincerely,

STANNARD FINANCIAL SERVICES, LLC

Todd W. Morgan
Registered Principal

504 East Main Street
Pipestone, MN. 56164

Phone: 507-825-4300
Fax: 507-825-4333

Member NASD